Exhibit 99.1

China Online Education Group Announces Second Quarter 2021 Results

Second quarter active students increased by 35.7% year-over-year

Second quarter revenue increased by 17.5% year-over-year

BEIJING, September 28, 2021 -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operating Metrics

•	Net revenues were RMB579.8 million (US$89.8 million), a 17.5% increase from RMB493.5 million for the second quarter of 2020.

•	Gross margin was 72.7%, compared with 70.9% for the second quarter of 2020.

•	Net loss was RMB27.0 million (US$4.2 million), compared with net income of RMB32.8 million for the second quarter of 2020.

•	Non-GAAP net loss[1] was RMB17.8 million (US$2.8 million), compared with non-GAAP net income of RMB39.6 million for the second quarter of 2020.

•	Operating cash outflow was RMB69.7 million (US$10.8 million), compared with RMB172.1 million of operating cash inflow for the second quarter of 2020.

•	Cash, cash equivalents, time deposits and short-term investments balance stood at RMB1,642.8 million (US$254.4 million) as of June 30, 2021.

•	Gross billings[2] were RMB549.9 million (US$85.2 million), an 18.7% decrease from RMB676.4 million for the second quarter of 2020.

1 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

2 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

Key Financial and Operating Data	For the three months ended
	Jun. 30,	Jun. 30,	Y-o-Y
	2020	2021	Change
Net Revenues (in RMB millions)	493.5	579.8	17.5%
K-12 one-on-one mass market offering	417.9	534.6	27.9%
K-12 small class offering	28.5	16.8	(41.1%)
Others	47.1	28.4	(39.7%)

Gross billings (in RMB millions)	676.4	549.9	(18.7%)
K-12 one-on-one mass market offering	612.5	516.0	(15.8%)
K-12 small class offering	42.4	17.4	(59.0%)
Others	21.5	16.5	(23.3%)

Active students[3] (in thousands)	298.2	404.7	35.7%

“Our second quarter net revenue reached RMB579.8 million, primarily driven by a 35.7% year-over-year increase in the number of active students,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“On July 24, 2021, relevant Chinese authorities issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (“the Opinion”), which contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services. Aligned with the Opinion’s directives and requirements, 51Talk launched brand new All-round Proficiency Courses in small class format for children and teenagers led by Chinese teachers. Meanwhile, we plan to develop our overseas business by offering one-on-one classes for international K-12 and adult student users taught by foreign teachers.

“Where there are new challenges, there will also be new opportunities. In keeping with the revised framework and regulations for our industry, we will continue to innovate our course offerings and explore growth opportunities.” Concluded Mr. Huang.

“We recorded a 17.5% increase of net revenue and a 20.5% increase of gross profit on a year-over-year basis,” said Mr. Min Xu, Chief Financial Officer of 51Talk. “Net loss for the second quarter was RMB27.0 million, attributable mainly to higher operating expenses incurred as we spent efforts in brand building and upgrading courses offerings and services. Under the new regulations, the Company has taken actions to adapt to the latest operating environment and will take further measures to improve operating efficiency. Looking ahead, we will continue to create value for our students and teachers while conforming to all laws and regulations.”

3 An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues for the second quarter of 2021 were RMB579.8 million (US$89.8 million), a 17.5% increase from RMB493.5 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students, partially offset by a decrease in average revenue per active student. The number of active students in the second quarter of 2021 was 404,700, a 35.7% increase from 298,200 for the same quarter last year.

Cost of Revenues

Cost of revenues for the second quarter of 2021 was RMB158.1 million (US$24.5 million), a 10.2% increase from RMB143.6 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 was RMB421.6 million (US$65.3 million), a 20.5% increase from RMB349.9 million for the same quarter last year.

Gross margin for the second quarter of 2021 was 72.7%, compared with 70.9% for the same quarter last year. The increase was mainly attributable to the decrease of the cost per lesson, partially offset by the decrease of the revenue per lesson.

Operating Expenses

Total operating expenses for the second quarter of 2021 were RMB461.0 million (US$71.4 million), a 38.7% increase from RMB332.4 million for the same quarter last year. The increase was mainly due to an increase in sales and marketing expenses.

Sales and marketing expenses for the second quarter of 2021 were RMB315.8 million (US$48.9 million), a 31.7% increase from RMB239.9 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in both the number of personnel and average salary and higher marketing and branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2021 were RMB313.4 million (US$48.5 million), a 32.0% increase from RMB237.4 million for the same quarter last year.

Product development expenses for the second quarter of 2021 were RMB65.0 million (US$10.1 million), a 68.4% increase from RMB38.6 million for the same quarter last year. The increase was primarily due to higher product development personnel costs related to increases in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2021 were RMB63.4 million (US$9.8 million), a 71.5% increase from RMB37.0 million for the same quarter last year.

General and administrative expenses for the second quarter of 2021 were RMB80.2 million (US$12.4 million), a 48.7% increase from RMB53.9 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs related to increases in both the number of personnel and average salary. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2021 were RMB75.0 million (US$11.6 million), a 46.6% increase from RMB51.1 million for the same quarter last year.

Other income

The exemption for the value added tax (VAT) of consumer services has been stopped as of March 31, 2021. This exemption, which covers a wide range of consumer services, was part of the Chinese government’s effort to ease the burden of businesses affected by the COVID-19 pandemic. The income obtained by taxpayers from providing essential services shall be exempted from VAT. The favorable impact of such COVID-19 relief policies was nil and RMB7.0 million in the second quarter of 2021 and 2020 respectively.

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input value-added tax for the current period from the payable value-added tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB5.6 million and RMB2.6 million in the second quarter of 2021 and 2020 respectively.

(Loss)/income from Operations

Operating loss for the second quarter of 2021 was RMB33.8 million (US$5.2 million), compared with operating income of RMB27.1 million for the same quarter last year. Operating margin for the second quarter was negative 5.8%, compared with operating margin of 5.5% for the same quarter last year.

Non-GAAP operating loss for the second quarter of 2021 was RMB24.5 million (US$3.8 million), compared with non-GAAP operating income of RMB34.0 million for the same quarter last year. Non-GAAP operating margin for the second quarter was negative 4.2%, compared with non-GAAP operating margin of 6.9% for the same quarter last year.

Net (loss)/income

Net loss for the second quarter of 2021 was RMB27.0 million (US$4.2 million), compared with net income of RMB32.8 million for the same quarter last year. Net margin for the second quarter was negative 4.7%, compared with net margin of 6.6% for the same quarter last year.

Non-GAAP net loss for the second quarter of 2021 was RMB17.8 million (US$2.8 million), compared with non-GAAP net income of RMB39.6 million for the same quarter last year. Non-GAAP net margin for the second quarter was negative 3.1%, compared with non-GAAP net margin of 8.0% for the same quarter last year.

Income tax expense for the second quarter of 2021 was RMB2.9 million.

Basic net loss per share attributable to ordinary shareholders for the second quarter of 2021 was RMB0.08 (US$0.01), compared with basic net income per share of RMB0.10 for the same quarter last year. Diluted net loss per share attributable to ordinary shareholders for the second quarter of 2021 was RMB0.08 (US$0.01), compared with diluted net income per share of RMB0.10 for the same quarter last year.

Non-GAAP basic net loss per share attributable to ordinary shareholders for the second quarter of 2021 was RMB0.05 (US$0.01), compared with non-GAAP basic net income per share attributable to ordinary shareholders of RMB0.12 for the same quarter last year. Non-GAAP diluted net loss per share attributable to ordinary shareholders for the second quarter of 2021 was RMB0.05 (US$0.01), compared with non-GAAP diluted net income per share attributable to ordinary shareholders of RMB0.12 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2021 was RMB1.24 (US$0.19), compared with basic net income per ADS of RMB1.55 and diluted net income per ADS of RMB1.44 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2021 was RMB0.82 (US$0.13), compared with non-GAAP basic net income per ADS attributable to ordinary shareholders of RMB1.87 and diluted net income per ADS of RMB1.75 for the same quarter last year.

Balance Sheet

As of June 30, 2021, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,642.8 million (US$254.4 million), compared with RMB1,727.7 million as of December 31, 2020. As a part of cash, cash equivalents, time deposits and short-term investments, the Company had non-current time deposits of RMB412.0 million (US$63.8 million), compared with RMB414.0 million as of December 31, 2020.

As of June 30, 2021, the Company has a consolidated net current liability of RMB1,440.4 million, compared with net current liability of RMB1,400.4 million as of December 31, 2020. The Company had advances from students4 (current and non-current) of RMB2,695.0 million (US$417.4 million) as of June 30, 2021, compared with RMB2,721.0 million as of December 31, 2020.

Subsequent Events

Based on the management’s assessments, as a result of the changing regulatory environment and the business adjustment plan taken by the Company, impairment of long-lived assets and reversal of interest income recognized for time deposit are expected to be recognized in subsequent period.

4“Advances from students,” which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

Outlook

For the third quarter of 2021, the Company currently expects net revenues to be between RMB550.0 million and RMB555.0 million, which would represent an increase of approximately 2.1% to 3.1% from RMB538.5 million for the same quarter last year.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

In addition, the Company’s future operational and financial performance depends on the future development of the implementation of the Opinion and the success of the Company’s business adjustment plans, which is subject to inherent uncertainties at this time.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 28, 2021 (8:00 PM Beijing/Hong Kong time on September 28, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-394-8218
International:	1-323-701-0225
Mainland China:	400-120-9101
Hong Kong (toll free):	800-961-105
Hong Kong:	852-3008-1527

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 28, 2021, by dialing the following telephone numbers:

United States (toll free):	1-888-203-1112
International:	1-719-457-0820
Replay Access Code:	6658686

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1 (212) 481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30	Jun. 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	326,647	341,858	52,947
Time deposits	477,408	501,025	77,599
Short-term investments	509,636	387,886	60,076
Inventory	1,935	1,941	301
Prepaid expenses and other current assets	302,057	327,458	50,717
Total current assets	1,617,683	1,560,168	241,640

Non-current assets
Property and equipment, net	21,175	39,932	6,185
Intangible assets, net	20,302	34,719	5,377
Goodwill	4,223	10,209	1,581
Right-of-use assets	98,001	104,021	16,111
Time deposits	414,000	412,000	63,811
Deferred tax assets	10,268	5,300	821
Other non-current assets	23,896	29,730	4,605
Total non-current assets	591,865	635,911	98,491

Total assets	2,209,548	2,196,079	340,131

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Advances from students	2,718,776	2,693,341	417,145
Accrued expenses and other current liabilities	237,101	232,034	35,937
Lease liability	42,949	52,097	8,069
Taxes payable	19,288	23,054	3,571
Total current liabilities	3,018,114	3,000,526	464,722

Non-current liabilities
Advances from students	2,270	1,690	262
Deferred tax liabilities	-	3,738	579
Lease liability	53,594	53,929	8,353
Other non-current liabilities	2,508	2,834	439
Total non-current liabilities	58,372	62,191	9,633

Total liabilities	3,076,486	3,062,717	474,355

Total shareholders’ deficit	(866,938)	(866,638)	(134,224)

Total liabilities and shareholders’ deficit	2,209,548	2,196,079	340,131

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	493,471	600,404	579,751	89,792	980,555	1,180,155	182,783
Cost of revenues	(143,560)	(159,713)	(158,133)	(24,492)	(287,591)	(317,846)	(49,228)
Gross profit	349,911	440,691	421,618	65,300	692,964	862,309	133,555
Operating expenses
Sales and marketing expenses	(239,894)	(318,944)	(315,832)	(48,916)	(468,281)	(634,776)	(98,314)
Product development expenses	(38,616)	(57,726)	(65,029)	(10,072)	(74,483)	(122,755)	(19,012)
General and administrative expenses	(53,902)	(69,208)	(80,172)	(12,417)	(104,591)	(149,380)	(23,136)
Total operating expenses	(332,412)	(445,878)	(461,033)	(71,405)	(647,355)	(906,911)	(140,462)
Other income	9,628	11,094	5,615	870	26,389	16,709	2,588
Income/(loss) from operations	27,127	5,907	(33,800)	(5,235)	71,998	(27,893)	(4,319)
Interest income	8,735	11,620	10,737	1,663	16,312	22,357	3,463
Interest expenses and other expenses, net	(1,337)	(3,408)	(1,046)	(162)	(1,546)	(4,454)	(690)
Income/(loss) before income tax expenses	34,525	14,119	(24,109)	(3,734)	86,764	(9,990)	(1,546)
Income tax expenses	(1,759)	(6,097)	(2,907)	(450)	(3,206)	(9,004)	(1,395)
Net income/(loss), all attributable to the Company’s ordinary shareholders	32,766	8,022	(27,016)	(4,184)	83,558	(18,994)	(2,941)

Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	317,793,905	322,796,828	326,390,311	326,390,311	315,495,702	324,603,496	324,603,496

Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	340,457,526	342,150,096	326,390,311	326,390,311	338,680,304	324,603,496	324,603,496

 CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.10	0.02	(0.08)	(0.01)	0.26	(0.06)	(0.01)
diluted	0.10	0.02	(0.08)	(0.01)	0.25	(0.06)	(0.01)
Net earnings/(loss) per ADS attributable to ordinary shareholders
basic	1.55	0.37	(1.24)	(0.19)	3.97	(0.88)	(0.14)
diluted	1.44	0.35	(1.24)	(0.19)	3.70	(0.88)	(0.14)
Comprehensive income/(loss):
Net income/(loss)	32,766	8,022	(27,016)	(4,184)	83,558	(18,994)	(2,941)
Other comprehensive income/(loss)
Foreign currency translation adjustments	917	1,802	(5,794)	(897)	5,461	(3,992)	(618)
Total comprehensive income/(loss)	33,683	9,824	(32,810)	(5,081)	89,019	(22,986)	(3,559)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(2,447)	(2,487)	(2,433)	(377)	(4,749)	(4,920)	(762)
Product development expenses	(1,637)	(1,733)	(1,600)	(248)	(1,536)	(3,333)	(516)
General and administrative expenses	(2,785)	(4,516)	(5,222)	(809)	(6,785)	(9,738)	(1,508)

CHINA ONLINE EDUCATION GROUP

  Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

  (In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	(239,894)	(318,944)	(315,832)	(48,916)	(468,281)	(634,776)	(98,314)
Less: Share-based compensation expenses	(2,447)	(2,487)	(2,433)	(377)	(4,749)	(4,920)	(762)
Non-GAAP sales and marketing expenses	(237,447)	(316,457)	(313,399)	(48,539)	(463,532)	(629,856)	(97,552)

Product development expenses	(38,616)	(57,726)	(65,029)	(10,072)	(74,483)	(122,755)	(19,012)
Less: Share-based compensation expenses	(1,637)	(1,733)	(1,600)	(248)	(1,536)	(3,333)	(516)
Non-GAAP product development expenses	(36,979)	(55,993)	(63,429)	(9,824)	(72,947)	(119,422)	(18,496)

General and administrative expenses	(53,902)	(69,208)	(80,172)	(12,417)	(104,591)	(149,380)	(23,136)
Less: Share-based compensation expenses	(2,785)	(4,516)	(5,222)	(809)	(6,785)	(9,738)	(1,508)
Non-GAAP general and administrative expenses	(51,117)	(64,692)	(74,950)	(11,608)	(97,806)	(139,642)	(21,628)

Operating expenses	(332,412)	(445,878)	(461,033)	(71,405)	(647,355)	(906,911)	(140,462)
Less: Share-based compensation expenses	(6,869)	(8,736)	(9,255)	(1,434)	(13,070)	(17,991)	(2,786)
Non-GAAP operating expenses	(325,543)	(437,142)	(451,778)	(69,971)	(634,285)	(888,920)	(137,676)

Income/(loss) from operations	27,127	5,907	(33,800)	(5,235)	71,998	(27,893)	(4,319)
Less: Share-based compensation expenses	(6,869)	(8,736)	(9,255)	(1,434)	(13,070)	(17,991)	(2,786)
Non-GAAP income/(loss) from operations	33,996	14,643	(24,545)	(3,801)	85,068	(9,902)	(1,533)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income tax expenses	(1,759)	(6,097)	(2,907)	(450)	(3,206)	(9,004)	(1,395)
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-	-	-
Non-GAAP income tax expenses	(1,759)	(6,097)	(2,907)	(450)	(3,206)	(9,004)	(1,395)

Net income/(loss), all attributable to the Company’s ordinary shareholders	32,766	8,022	(27,016)	(4,184)	83,558	(18,994)	(2,941)
Add back: Share-based compensation expenses	6,869	8,736	9,255	1,434	13,070	17,991	2,786
Non-GAAP net income/(loss), all attributable to the Company’s ordinary shareholders	39,635	16,758	(17,761)	(2,750)	96,628	(1,003)	(155)

Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	317,793,905	322,796,828	326,390,311	326,390,311	315,495,702	324,603,496	324,603,496

Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	340,457,526	342,150,096	326,390,311	326,390,311	338,680,304	324,603,496	324,603,496

Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders
basic	0.12	0.05	(0.05)	(0.01)	0.31	(0.00)	(0.00)
diluted	0.12	0.05	(0.05)	(0.01)	0.29	(0.00)	(0.00)

Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
basic	1.87	0.78	(0.82)	(0.13)	4.59	(0.05)	(0.01)
diluted	1.75	0.73	(0.82)	(0.13)	4.28	(0.05)	(0.01)